EXHIBIT 15.2

Amended

ATNA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005
(Expressed in Canadian dollars)

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737
AUDITORS' REPORT

To the Shareholders of Atna Resources Ltd.

We have audited the consolidated balance sheets of Atna Resources Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

“DeVisser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 20, 2007

i

ATNA RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
December 31
	2006	2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,534,772	$10,201,409
Temporary investments (Note 2d)	9,982,252	5,623,470
Marketable securities (Note 3)	459,000	493,405
Accounts receivable	404,630	99,418
Prepaid expenses	81,611	59,968

	14,462,265	16,477,670

DEPOSITS FOR RECLAMATION (Note 4)	63,369	527,758

MINERAL INTERESTS (Note 5)	18,503,743	16,652,809

EQUIPMENT (Note 2(f))	803,165	87,964

	$33,832,542	$33,746,201

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$534,908	$1,479,305

ASSET RETIREMENT OBLIGATION (Note 4)	247,000	247,000

	781,908	1,726,305

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	60,839,308	51,286,111

SPECIAL WARRANTS (Note 7)	-	8,736,833

CONTRIBUTED SURPLUS (Note 6(g))	1,802,449	860,566

DEFICIT	(29,591,123)	(28,863,614)

	33,050,634	32,019,896

	$33,832,542	$33,746,201

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 11)
SUBSEQUENT EVENTS (Note 15)

ON BEHALF OF THE BOARD:

“William J. Coulter”                                                      “David H. Watkins”
William J. Coulter, Director                                                                           David H. Watkins, Director

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31
	2006	2005	2004

EXPENSES
Stock-based compensation expense (Note 6(e))	$1,018,572	$148,866	$94,770
Wages and benefits	435,490	232,593	202,546
Investor relations	294,959	403,138	363,859
Exploration and business development	249,904	84,503	208,268
Legal and audit	151,226	132,157	40,169
Office and miscellaneous	140,588	178,123	49,316
Amortization	119,534	26,343	7,929
Rent and services	68,632	74,900	80,661
Listing and transfer agent fees	62,883	45,241	42,086
Consultants fees	50,825	193,781	5,459
Insurance	49,741	18,109	1,956
	(2,642,354)	(1,537,754)	(1,097,019)

OTHER INCOME (EXPENSES)

Investment and miscellaneous income	543,053	386,406	119,315
Foreign exchange gain (loss)	(4,057)	39,395	(7,306)
Loss on disposal of equipment	-	(1,207)	(2,206)
Gain on sale of marketable securities	1,684,206	411,877	45,858
Write down of marketable securities	(1,000)	(233,244)	-
Gain (loss) on sale of resource properties	-	-	(1,659,561)
Gain on sale of subsidiary	-	46,500	-
Reserve against asset sale	(185,000)	-	-
Resource properties written-down (Note 5)	(122,357)	(315,809)	(1,881,155)
VAT receivables written-off	-	-	(40,537)

LOSS FOR THE YEAR	(727,509)	(1,203,836)	(4,522,611)

DEFICIT, BEGINNING OF YEAR	(28,863,614)	(27,659,778)	(23,137,167)

DEFICIT, END OF YEAR	$(29,591,123)	$(28,863,614)	$(27,659,778)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.03)	$(0.14)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	63,112,895	44,785,582	31,156,922

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31
	2006	2005	2004

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the year	$(727,509)	$(1,203,836)	$(4,522,611)
Less: non-cash items
Amortization	119,534	26,343	7,929
Loss on disposition of asset	-	1,207	2,206
Temporary investment income	(331,604)	-	-
Marketable securities written-down	1,000	233,244	-
Net gain on sales of marketable securities	(1,684,206)	(411,877)	(45,858)
Loss on sales of resource properties	-	-	1,659,561
Reserve against asset sale	185,000	-	-
Resource properties written-down	122,357	315,809	1,881,155
Stock-based compensation expense	1,018,572	148,866	94,770
	(1,296,856)	(890,244)	(922,848)

Net change in non-cash working capital items
Temporary investments	-	(1,968,706)	(3,654,764)
Accounts receivable	(305,212)	(80,221)	(7,022)
Accounts payable	(182,173)	(439,107)	605,971
Prepaid expenses	(21,643)	(37,254)	(14,721)
	(1,805,884)	(3,415,532)	(3,993,384)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	739,674	10,550,526	4,216,718
Special warrants issued for cash, net of issue costs	-	9,237,364	-
	739,674	19,787,890	4,216,718

INVESTING ACTIVITIES
Acquisition of resource properties	(12,647)	(235,139)	(618,513)
Exploration and development	(4,593,668)	(10,934,512)	(2,815,617)
Option payments	128,172	190,850	152,427
Exploration recoveries and operating fees	602,541	77,314	207,747
Net purchases of equipment	(7,648)	(59,722)	(55,444)
Purchase of marketable securities	(1,600,000)	-	-
Proceeds from disposal of marketable securities	3,445,612	2,368,377	163,950
Proceeds from sales of resource properties	-	-	2,000,000
Purchase of temporary investments	(3,562,789)
Reclamation bond	-	(520,808)	(6,950)
	(5,600,427)	(9,113,640)	(972,400)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ANDEQUIVALENTS	(6,666,637)	7,258,718	(749,066)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,201,409	2,942,691	3,691,757

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,534,772	$10,201,409	$2,942,691

Supplemental disclosure with respect to cash flows (Note 8)

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

1.           NATURE OF OPERATIONS

The Company is incorporated in British Columbia and is involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties.  Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out.  The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Atna Resources Inc., incorporated in the State of Nevada, U.S.A.; Minera Atna Chile Limitada, incorporated in Chile; and Atna Cayman Ltd., incorporated in Cayman Islands.  Atna Cayman Ltd. was wound up during 2004 and Minera Atna Chile was sold during 2005.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ from U.S. GAAP as described in Note 13.

(b)       Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of environmental and site reclamation obligations, impairment of property and equipment and rates for amortization.  Actual results could differ from those estimates.

(c)        Fair value of financial instruments

(i)           Fair value

The carrying values of cash and cash equivalents, investments, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments.

(ii)           Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii)           Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash, cash equivalents and investments being placed with major financial institutions and amounts receivable due from government agencies.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

2.           SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(c)       Fair value of financial instruments (Continued)

(iv)           Currency risk

The Company is exposed to foreign currency fluctuations to the extent certain expenditures incurred are not denominated in Canadian dollars.  As at December 31, 2006, cash included approximately $162,749 (2005 - $627,125) denominated in US Dollars.

(d)       Cash and Investments

Cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.  All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income.  Cash equivalents are inclusive of accrued interest amounts on securities that bear coupon interest, as receipt of these amounts is also considered to be certain and measurable. Temporary investments are represented by holdings of trust units of pooled income and equity funds that are readily convertible to cash and are carried at the lower of cost or current market value.

(e)       Mineral Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until the extent of mineralization has been determined and economic feasibility can be established, and then depleted on a systematic and rational basis if the property achieves commercial production, or written off if the property is proven to be uneconomic, management elects to cease exploration work or if the Company’s rights to acquire the applicable mineral claims are allowed to lapse or are abandoned.  The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such options are typically exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.  The Company may also periodically receive grants or assistance pursuant to various Canadian government programs.  These amounts are recorded as recoveries against the capitalized cost of the property or properties to which they relate.  When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

2.           SIGNIFICANT ACCOUNTING POLICIES  (Continued)

(f)	Equipment

	December 31, 2006				December 31, 2005
		Accum	Net Book		Accum	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$790,771	$77,821	$712,950	$-	$-	$-
Office furniture, equipment	31,973	26,095	5,878	31,973	24,647	7,326
Field equipment	32,588	27,370	5,218	32,588	26,078	6,510
Computer equipment.	136,228	61,336	74,892	97,610	37,044	60,566
Vehicles	46,256	42,029	4,227	40,912	27,350	13,562
	$1,037,816	$234,651	$803,165	$203,083	$115,119	$87,964

Equipment is recorded at cost and amortized over its estimated useful economic life on a declining balance basis at annual rates of 30% and 20%, respectively, for computer and office equipment; on a straight-line basis over three years for exploration equipment.  The Company has constructed and office and administration building on the Pinson property that is subject to the terms of the exploration agreement as set out in Note 5(a)(i) and is recorded at cost with amortization on a straight-line basis over ten years.

(g)	Asset Retirement Obligations

The Company follows the recommendations of the Canadian Institute of Chartered Accountants in accounting for asset retirement obligations. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred or acquired. Also, when a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded. The liability is increased over time (accreted) by the discount factor that was applied in the initial measurement of fair value and the asset is amortized over the estimated life of the related asset. The amount of the liability will be subject to re-measurement at each reporting period.

(h)       Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant.  The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value.  In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

(i)       Stock-Based Compensation

The Company accounts for stock-based compensation expenses using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments.  Under this standard, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ equity.  When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (j)       Income Taxes

The Company accounts for potential future tax assets and liabilities by recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the date of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future tax asset is recognized.  Such an allowance currently applies fully to all of the Company’s potential income tax assets.

(k)       Foreign Currency Translation

The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates.  Revenues and expenses are translated at the average rates prevailing for the year, except for amortization that is translated at the historical rates associated with the assets being amortized.

Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

(l)       Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value, based either upon the trading price of the Company’s shares on the Toronto Stock Exchange (“TSX”) on the date of the agreement to issue the shares or the average closing price of the last ten trading days of the Company’s shares on the TSX prior to the date of issue. Costs incurred to issue common shares are deducted from share capital.

(m)           Loss Per Share

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share.  Therefore, basic and diluted loss per share is the same.

3.           MARKETABLE SECURITIES

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost any unrealized loss is charged to income.

During the year, marketable securities were written down by $1,000 (2005 – $233,244) to a carrying value of $459,000 (2005 - $493,405).  The quoted market value of marketable securities at December 31, 2006 is $729,666 (2005 - $572,280).

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

4.	DEPOSITS FOR RECLAMATION

The Company has posted environmental reclamation bonds in the amount of $5,300 (US$6,950) (2005 - Cdn$527,758) with the Division of Environmental Protection, State of Nevada and the United States Department of the Interior to cover the estimated closure and reclamation costs of the Pinson Property and the Jarbidge Property.

The Company has posted environmental reclamation bonds in the amount of $56,419 (US$50,600) with the United States Department of Agriculture, Forest Service to cover reclamation costs on the Jarbidge Properties in Nevada

At December 31, 2006 the Company has recorded $247,000 as an estimated asset retirement obligation relating to the current amount of reclamation required based on exploration and development conducted to date at the Pinson Property.

5.           MINERAL PROPERTIES

At December 31, 2006 and 2005, the Company incurred expenditures on its mineral properties as follows:

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2005	$14,330,403	$721,875	$238,537	$73,972	$730,687	$47,476	$509,859	$16,652,809
Additions during the period:
Acquisition	-	-	-	-	12,647	-	-	12,647

Professional Fees and Wages	-	2,526	-	-	-	-	-	2,526
Property and Development	116,442	106,429	129,985	18,432	32,429	-	7,610	411,327
Drilling	-	295,257	-	-	-	-	-	295,257
Permitting	5,917	16,149	-	-	-	-	-	22,066
Geology	4,025	271,515	1,475	9,615	71,563	80	30	358,303
Geochemistry	-	9,828	-	-	6,332	-	-	16,160
Geophysics	-	-	-	-	37,100	-	-	37,100
Environment	-	12,122	-	-	-	-	-	12,122
Reserve Definition	232,600		-	-	-	-	-	232,600
Drilling Support	535,939	-	-	-	-	-	-	535,939
Surface Drilling	449,674	-	-	-	-	-	-	449,674
Surface Infrastructure	113,475	-	-	-	-	-	-	113,475
Production Setup	310,297	-	-	-	-	-	-	310,297
Dewatering	61,066	-	-	-	-	-	-	61,066
Travel and transportation	-	2,245	-	-	-	-	-	2,245
Field Office	-	37,466	-	-	-	-	-	37,466
Admin/Indirect Costs	748,820	-	-	-	-	-	-	748,820
	2,578,255	753,537	131,460	28,047	147,424	80	7,640	3,646,443
Additions during period	2,578,255	753,537	131,460	28,047	160,071	80	7,640	3,659,090

Cost Recoveries	(999,640)	-	(351,635)	(67,866)	(10,085)	-	(402)	(1,429,628)
Option Payments	-	-	-	-	-	(28,171)	(228,000)	(256,171)
Write-downs	-	-	-	-	(136,015)	-	13,658	(122,357)
Balance at
December 31, 2006	15,909,018	1,475,412	18,362	34,153	744,658	19,385	302,755	18,503,743

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

5.	MINERAL PROPERTIES (Continued)

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2004	$2,366,046	$596,183	$242,605	$53,207	$718,524	$123,704	$1,034,625	$5,134,894
Additions during the period:
Acquisition	20,485	12,085	87,013	60,425	51,650	-	3,481	235,139

Exploration and development:
Professional Fees and Wages	-	26,778	1,825	3,299	429	-	-	32,331
Property and Development	10,637	43,449	17,711	17,269	15,205	-	-	104,271
Drilling	487,790	-	1,450	-	-	-	-	489,240
Geology	140,568	18,316	6,934	15,498	-	-	-	181,316
Environment	-	203	-	-	-	-	-	203
Permitting	24,945	16,238	-	-	-	-	-	41,183
Field Office	-	8,623	-	-	-	-	-	8,623
Travel and Transportation	-	-	-	1,316	-	-	-	1,316
Engineering	134,887	-	-	-	-	-	-	134,887
Geochemistry	28	-	-	-	-	-	-	28
Resource Estimation	23,730	-	-	-	-	-	-	23,730
Reserve Definition	2,617,696	-	-	-	-	-	-	2,617,696
Drilling Support	413,089	-	-	-	-	-	-	413,089
Surface Drilling	1,713,150	-	-	-	-	-	-	1,713,150
Surface Infrastructure	1,557,929	-	-	-	-	-	-	1,557,929
Underground Infrastructure	3,589	-	-	-	-	-	-	3,589
Production Setup	956,985	-	-	-	-	-	-	956,985
Test Mining	433,598	-	-	-	-	-	-	433,598
Dewatering	1,245,649	-	-	-	-	-	-	1,245,649
Admin/Indirect Costs	1,922,923	-	-	-	-	-	-	1,922,923
Depreciation	9,679	-	-	-	-	-	-	9,679
	11,696,872	113,607	27,920	37,382	15,634	-	-	11,891,415
Additions during period	11,717,357	125,692	114,933	97,807	67,284	-	3,481	12,126,554

Asset retirement obligation	247,000	-	-	-	-	-	-	247,000
Cost Recoveries	-	-	(50,576)	(16,617)	(10,121)	-	-	(77,314)
Option Payments	-	-	(68,425)	(60,425)	(45,000)	-	(288,666)	(462,516)
Write-Offs	-	-	-	-	-	(76,228)	(239,581)	(315,809)
Balance at
December 31, 2005	$14,330,403	$721,875	$238,537	$73,972	$730,687	$47,476	$509,859	$16,652,809

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

5.           MINERAL PROPERTIES  (Continued)

(a)           United States

(i)       Pinson Property, Nevada

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation.  Pursuant to the terms of the agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period.  PMC notified the company that it would elect to earn back into the property on April 6th, 2006.  Completion of qualifying expenditures by PMC, on or before April 5th, 2009 would result in the formation of a 70:30 joint venture with PMC holding a 70% interest.  If PMC fails to make US$30 million of qualifying expenditures within 3 years the Company will retain a 70% interest in the project and again become operator.

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

(ii)           Jarbidge Properties, Nevada

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada by paying a total of US$600,000 (US$35,000 paid) to the optionor by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 in stages by December 5, 2006.  The property is subject to NSR royalties ranging from 1.5-2.5%.

On December 15, 2004, the Company signed a separate lease agreement and option to acquire 10 unpatented mining claims, subject to a 2.5% production royalty, adjacent to the Jarbidge claims.  The Company must make lease payments totalling US$19,800 in stages to December 14, 2007 (US $4,200 paid) and annual payments of US$9,000 each year thereafter.  The Company may purchase the property and the production royalty at any time for US$375,000.

In an agreement dated February 4, 2005, the Company obtained a mining lease with an option for the partial purchase of a royalty on eight (8) patented mining claims adjacent to the main Jarbidge claim group, subject to a 5% production royalty.  Fifty percent (50%) of the production royalty may be purchased for US$2 million.  The lease requires annual payments to the lessor by the Company totalling US$117,500 over the first eight (8) years of the agreement (an initial payment of US$5,000 was paid upon signing on February 4, 2005 and US$5,000 was paid during 2005).  Thereafter, an annual minimum royalty of US$25,000 is payable on or before the anniversary date of the agreement.

In an agreement dated February 4, 2005, the Company obtained an option to acquire a 100% interest in six unpatented federal lode claims adjacent to the main Jarbidge claim group, subject to a 1.5% to 3.0% production royalty which varies with the price of gold sold.   To exercise the option, the Company will pay to the Optionor an aggregate of US$19,500 during the first four years of the agreement (US $1,500 was paid upon signing on February 4, 2005).  Thereafter, an annual advance royalty payment of US$6,000 is due on or before the anniversary date of the agreement until a total of US$500,000 is received by the owner.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

5.           MINERAL PROPERTIES  (Continued)

(iii)         Beowawe Properties, Nevada

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less US$15 per realized ounce, in the 95 Beowawe lode claims located at the north end of the Carlin Gold District in Nevada.  To exercise the option, the Company has to pay to the optionor an aggregate of US$80,000 (paid) in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling (7,140 feet drilled) on the Golden Cloud and/or Beowawe properties prior to November 6, 2005.  In consideration of a payment of US$50,000, the remaining required drilling has been reduced to 6,000 feet on or before November 6, 2006.  Following exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production.  A finder’s fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement.  The finder’s fee is capped at US$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company has to pay to the Optionor an aggregate of US$42,500 (US$42,500 paid) in cash prior to December 1, 2006 and an annual minimum royalty of US$5,000 thereafter.

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty.  The lease agreement requires the Company to pay advance royalties of US$500 (paid) on signing the agreement, US$1,000 (paid) prior to June 2004 and US$2,000 each subsequent year until the commencement of commercial production.  The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for US$250,000.

Pursuant to an agreement dated September 21, 2005, the Company granted an option to Apolo Gold and Energy Inc. (“Apolo”) to acquire a 55% interest in the property by completing the following:

-	Issuance to the Company of 100,000 common shares of Apolo on execution of the agreement (received);
-	Issuance to the Company of 50,000 common shares or payment of US$50,000 of Apolo on the first anniversary of the agreement (US$50,000 received);
-	Incurring exploration expenditures on the property of US$1,700,000 over a four year period.

On February 16, 2007, the Company terminated its September 21, 2005 agreement with Apolo Gold and Energy Inc. as a result of a default of its obligations under the agreement.  Through the execution of a Quitclaim and Release, Apolo has relinquished any and all rights to the property in favour of the Company.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

5.           MINERAL PROPERTIES  (Continued)

(iv)          Clover Property, Nevada

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point.  Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$80,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production (US$20,000 paid).  The Finder’s fee is capped at a maximum of US$500,000.

The Company granted certain options on the Clover property and received US$50,000 in option payments; these options were terminated subsequent to the year end.

On June 19, 2006, the Company signed a Letter of Intent with Meridian Gold Incorporated (“Meridian”) whereby Meridian can earn a 51% working interest in the Clover property by making a cash payment of US$135,000 (US$60,000 paid) and exploration expenditures of US$300,000 in the first year; and paying an additional US$500,000 and incurring exploration expenditures of US$3,000,000 over a three year period.  Meridian can earn an additional 19% working interest by completing a prefeasibility study on the property.

(b)           United States -Other

(i)       Triple Junction and Dixie Fork Properties, Nevada

The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 ‘Triple Junction’ lode claims and the 31 ‘Dixie Fork’ lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project.  Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2007, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

(ii)          Searchlight Property, Nevada

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

(iii)          Lone Pine Property, Arizona

The Company purchased a 100% interest in the three patented claims, subject to a 2% NSR royalty granted as a finder’s fee (capped at US$2,000,000) by making a cash payment of US$100,000.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

5.           MINERAL PROPERTIES  (Continued)

(c)           Chile

(i)         Celeste Property

The Company holds a 100% interest in the Celeste property, subject to a 2% NSR royalty.  A land-use fee of US$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

A draft lease agreement is in place between the Company and Compania Cielo Azul Limitada (“CCAL”) whereby CCLA may lease the property for a period of twenty years by making the following lease payments to the Company: US$10,000 upon execution of an agreement (received); US$10,000 on the first anniversary of the agreement; US$25,000 on the second anniversary of the agreement; and US$50,000 on the third anniversary of the agreement and on all subsequent anniversary dates thereafter.  The property will be subject to a 2.5% NSR royalty.

(ii)         Cachinal Property

The Company entered into an option agreement with Valencia Ventures (“Valencia”) wherein Valencia may earn up to 70% interest in the Company’s Cachinal de la Sierra property in Chile by making cash payments totaling CDN$95,000 (CDN$20,000 received) and spending CDN$1,500,000 within three years.  During the year ended December 31, 2005, the property was written down to a nominal value.

(d)         Canada

(i)          Wolverine Property, Yukon

The Company had a 40% joint venture interest in the Wolverine property with Yukon Zinc Corporation (“YZC”) (formerly Expatriate Resources Ltd.) as the property operator and owner of the remaining 60% interest.

During the year ended December 31, 2004 the Company sold its interest to YZC for $2,000,000 cash and 10,000,000 units of YZC valued at $2,271,000.  Each unit consisted of one common share and one half of a share purchase warrant; each whole warrant is exercisable to purchase one common share of YZC for a price of $0.32 for two years.  The disposition resulted in a loss of $1,659,561; however, the Company retains an NSR royalty of up to 10% indexed to the price of silver.

The Company has currently accrued an additional liability of $185,000 to reflect an increase in the estimate of a residual obligation relating to the proceeds of sale of the Wolverine property in 2004.  At December 31, 2006, the aggregate obligation in respect to this amount is $485,000 and is included in accounts payable and accrued liabilities.

(ii)          Wolf Property, Yukon

The Company holds a 65.6% interest in 18 mineral claims; due to a lack of recent exploration work conducted on the claims, at December 31, 2004, the Company wrote its interest in the Wolf property down to a nominal amount.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

5.           MINERAL PROPERTIES  (Continued)

(d)         Canada (Continued)

 (iii)          Marg Property, Yukon

The Company purchased a 2/3 joint venture interest in the Marg property by making a cash payment of $250,000.  Cameco Corporation was the owner of the remaining 1/3 interest.

During 2004, the Company purchased Cameco’s stake in the Marg joint venture by making a cash payment of $80,000.  On November 25, 2004, the Company entered into an option agreement with another party whereby that party can earn a 100% interest in the Marg Property by making total cash payments of $600,000 ($200,000 received) and issuing 400,000 common shares (266,666 shares received) to the Company on or before December 8, 2007.  During the year ended December 31, 2006, the property was written-down.

 (iv)          Ecstall Property, British Columbia

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.  As at December 31 2006, the carrying value of the property was $302,752.

(v)         White Bull Property, British Columbia

The Company holds a 100% interest in 24 mineral claim units.  During the year ended December 31, 2006, the property was written-down to a nominal value.

(e)       Realization of assets

The investment in and expenditures on resource properties comprise a significant portion of the

Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

5.           MINERAL PROPERTIES  (Continued)

(f)       Environmental Expenditures

The operations of the Company may in the future be affected from time to time to varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries

6.           SHARE CAPITAL

(a)       Authorized:

An unlimited number of common shares without par value
An unlimited number of preferred shares without par value

(b) Issued
	No. of Shares	Amount
Balance as at December 31, 2004	38,950,872	40,795,561

Issued for cash
Private placement, net of issue costs (Note 6 (c)(i))	6,500,000	4,729,332
Private placement, net of issue costs (Note 6 (c)(ii))	500,000	398,775
Exercise of warrants	8,538,195	5,074,192
Exercise of options	940,000	243,225

Issued for other consideration
Exercise of options, stock-based compensation	-	45,026

Balance as at December 31, 2005	55,429,067	51,286,111

Issued for cash
Private placement, net of issue costs (Note 6 (c)(iii))	7,450,000	8,730,587
Exercise of warrants	502,771	459,795
Exercise of options	795,000	286,125

Issued for other consideration
Exercise of options, stock-based compensation	-	76,690
Balance as at December 31, 2006	64,176,838	$60,839,308

(c)       Private Placements

(i)
On August 3, 2005, the Company completed a brokered private placement for the issuance of 6,500,000 common shares at a price of $0.80 per share for gross proceeds of $5,200,000.  The agents received a 6.5% cash commission of $338,000 and 520,000 agents’ warrants to acquire 520,000 shares of the Company at a price of $0.80 per share until August 3, 2006.  The Company incurred cash share issuance costs in the amount of $20,000 and issued agents’ warrants valued at $105,003 (refer to Note 6(e)) in connection with the private placement.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

6.           SHARE CAPITAL (Continued)

(c)       Private Placements (Continued)

(ii)
On August 11, 2005, the Company completed a non-brokered private placement for the issuance of 500,000 common shares at a price of $0.80 per common share for gross proceeds of $400,000.  The Company incurred share issue costs of $1,225 in connection with the private placement.

(iii)
On February 2, 2006, the Company completed a special warrant brokered private placement for the issuance of 7,450,000 common shares at a price of $1.35 per share for gross proceeds of $10,057,500.  The agents received a 6.5% cash commission of $653,737 and 521,000 agents’ warrants to acquire 521,000 shares of the Company at a price of $1.55 per share until December 16, 2006.  The Company incurred cash share issuance costs in the amount of $67,643 in connection with the private placement and recorded the fair value, as determined by the Black-Scholes Option Pricing Model, of the agents’ warrants at $605,532.

(d)	Stock Options

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined with reference to the market value on the date of the grant.  Under the Company’s Stock Option Plan, approved by the shareholders on April 20, 2006, the Company may grant stock options for the purchase of up to 6,355,864 common shares.  Vesting of stock options is made at the discretion of the Board of Directors at the time the options are granted.  At December 31, 2006, the Company had stock options outstanding for the purchase of 2,140,000 common shares, with an average remaining contractual life of 1.39 years, of which 2,108,126 stock options were exercisable at December 31, 2006.

	Number of	Weighted Average
	Options	Exercise Price
Outstanding at December 31, 2004	2,085,000	$0.31

Exercised	(940,000)	0.26
Cancelled/expired	(50,000)	0.59
Granted	1,050,000	0.67

Outstanding at December 31, 2005	2,145,000	0.52

Exercised	(795,000)	0.36
Cancelled/expired	(125,000)	2.01
Granted	915,000	1.19

Outstanding at December 31, 2006	2,140,000	$1.11

The following summarizes the stock options outstanding at December 31, 2006

Number of Shares	Exercise Price	Expiry Date
100,000	0.500	January 9, 2007
275,000	0.325	April 20, 2007
200,000	0.590	February 8, 2008
775,000	0.700	April 18, 2008
765,000	2.010	January 31, 2009
25,000	1.280	July 7, 2009

2,140,000

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

6.	SHARE CAPITAL (Continued

(e)	Stock-Based Compensation

During the year ended December 31, 2006, the Company granted stock options to directors, officers and employees to acquire up to an aggregate of 915,000 common shares at exercise prices of $2.01 and $1.28 per share and the fair value of $1,018,572 has been recorded as an expense in these financial statements.

The fair value of stock options used to calculate compensation expense and the fair value of agents’ warrants is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at December 31, 2006:

	2006	2005

Risk-free interest rate	2.43%	2.58%
Expected dividend yield	-	-
Expected stock price volatility	50% to 65%	50% to 65%
Expected option life in years	1 to 3	1 to 3

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(f)       Warrants

At December 31, 2006, the Company has no outstanding warrants to purchase common shares.

Exercise	Expiry	Outstanding				Outstanding
Price	Date	December 31, 2005	Issued	Exercised	Expired	December 31, 2006
$0.800	Aug 03, 2006	426,000	-	426,000	-	-
$1.550	Dec 16, 2006	521,500	-	76,771	444,729	-

		947,500	-	502,771	444,729	-

(g)           Contributed Surplus

Amounts

Balance as at December 31, 2004	$151,193
Fair value of agents’ warrants	605,533
Stock based compensation expense	148,866
Exercise of stock options	(45,026)

Balance as at December 31,2005	$860,566
Stock-based compensation expense	1,018,572
Exercise of stock options	(76,689)

Balance as at December 31, 2006	$1,802,449

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

7.           SPECIAL WARRANTS

The Company issued special warrants pursuant to a brokered private placement for the issuance of 7,450,000 common shares at a price of $1.35 per share for proceeds of $8,736,833 after broker’s commission and other share issue costs, including 521,000 agents’ warrants exercisable at $1.55 for a one year period valued at $500,529 (refer to Note 6(e)).  Each special warrant will convert to one common share upon qualification by a short form prospectus.

8.           SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash financing activities:

	2006	2005	2004

Significant non-cash operating, investing and
financing activities:

Operating activities
Amortization recorded in deferred property costs	$-	$9,679	$21,193

Investing activities
Marketable securities received for option payments	$128,000	$271,666	$201,000
Marketable securities received for sale of property	-	-	2,271,000
Reclassification of building & equipment costs fromdeferred costs	827,087	-	-
Reclassification of reclamation bonds to temporaryinvestments	464,389	-	-
	$1,419,476	$271,666	$2,472,000

Financing activities
Shares issued for property	$-	$-	$15,900
Fair value of agents’ warrants issued	-	605,533	-
	$-	$605,533	$15,900

Other cash flow information

Interest received	$543,053	$386,406	$119,315

9.	RELATED PARTY TRANSACTIONS

There were no related party transactions in 2006, 2005 or 2004.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

10.           COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010.  The cost of the entire premises is shared amongst several companies in proportion to the area occupied.  The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.

11.	INCOME TAXES

At December 31, 2006 the Company has non-capital losses carried forward for Canadian income tax purposes totaling approximately Cdn$4.8 million, expiring in various periods from 2006 to 2015, and resource and other tax pools available to reduce Canadian taxable income that aggregate approximately $15.8 million at December 31, 2005 (2004 - $13.6 million).  The Company also has net operating loss carry forwards and resource deductions totaling approximately $12.4 million for U.S. income tax purposes which are currently being substantiated, and if not utilised to reduce U.S. taxable income in future periods, will expire in various periods through 2025.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005
	34.12%	34.12%

Income tax expense benefit computed at statutory rates	$(253,344)	$(467,003)
Temporary differences recognized	(134,555)	(127,396)
Non-deductible differences	55,997	176,749
Unrecognized tax losses	331,902	417,650
Income tax benefit per financial statements	$-	$-

The significant components of the Company’s future income tax assets as at December 31, 2006 and 2005 are as follows:

	2006	2005
Future income tax assets Losses carried forward, Canada	$2,091,912	$1,656,408
Losses carried forward, United States	5,189,352	3,725,881
Mineral properties	5,219,864	5,214,939
Equipment	60,829	57,952
Share issuance costs	677,047	443,457
Valuation allowance	13,239,004 (13,239,004)	11,098,637 (11,098,637)
Future income taxes, net	$-	$-

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Resource Property Costs

Under Canadian GAAP, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following items (a) to (e) provide a summary of the impact on the Company’s balance sheets and statements of operations and deficit and cash flows that would result from the application of US accounting principles to resource property costs:

	2006	2005	2004

(a) Assets
Resource Properties
Resource properties following Canadian GAAP	$18,503,743	$16,652,809	$5,134,894
Less deferred exploration costs	(18,491,096)	(16,652,809)	(5,134,894)

Resource properties following U.S. GAAP	$12,647	$-	$-

(b) Operations
Net loss following Canadian GAAP	$(727,509)	$(1,203,836)	$(4,522,611)
Property costs expensed under U.S. GAAP – net	(1,960,644)	(11,833,724)	(2,910,049)
Deferred property costs written-off under Canadian GAAP
Canadian GAAP	122,357	315,809	1,881,155
Net proceeds received on sale of property	-	-	3,971,000
Loss on property sold under Canadian GAAP	-	-	1,659,561

Net income (loss) under U.S. GAAP	$(2,565,796)	$(12,721,751)	$79,056

(c) Deficit
Closing deficit under Canadian GAAP	$(29,591,123)	$(28,863,614)	$(27,659,778)
Adjustment to deficit for exploration expenditures	(18,491,096)	(16,652,809)	(5,134,894)
of prior years written-off under U.S. GAAP

Closing deficit under U.S. GAAP	$(48,082,219)	$(45,516,423)	$(32,794,672)

(d) Earnings (loss) per share under U.S. GAAP
Earnings (loss) per share	$(0.04)	$(0.28)	$0.01

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(e)	Statements of cash flows

	2006	2005	2004

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(1,805,884)	$(3,415,532)	$(3,993,384)
Adjustments to net loss involving use of cash
Expenditures on mineral interests	(4,593,668)	(11,169,651)	(3,434,130)
Option payments and recoveries	730,713	268,164	360,174

Net cash used in operating activities of continuing operations in accordance with US GAAP	(5,668,839)	(14,317,019)	(7,067,340)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(5,600,427)	(9,113,640)	(972,400)
Reclassification of expenditures on mineral property interests	4,593,668	11,169,651	3,434,130
Reclassification of option payments and recoveries	(730,713)	(268,164)	(360,174)

Net cash from (used in) investing activities continuing operations in accordance with US GAAP	(1,737,472)	1,787,847	2,101,556

Net cash flows from financing activities continuing operations in accordance with Canadian and US GAAP	739,674	19,787,890	4,216,718

Net increase (decrease) in cash in accordance with Canadian and US GAAP	(6,666,637)	7,258,718	(749,066)
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	10,201,409	2,942,691	3,691,757

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$3,534,772	$10,201,409	$2,942,691

(f)           Stockholders’ Equity

(i)               Accumulated Other Comprehensive Income

Under SFAS 130, the Company is now required to record certain gains and losses as a component of Stockholder’s Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note.  The only item in the Company’s financial statements impacting Comprehensive Income is the unrealized gains on the Company’s marketable securities.

ATNA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2006

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under US GAAP:

Accumulated Other Comprehensive Income – December 31, 2004	$937,152
Other Comprehensive Income – 2005	78,875
Realized Proceeds included in previous years’ Comprehensive Income	(937,152)
Accumulated Other Comprehensive Income – December 31, 2005	78,875
Other Comprehensive Income – 2006	-
Realized Proceeds included in previous years’ Comprehensive Income	(78,875)
Accumulated Other Comprehensive Income – December 31, 2006	$-

(ii)               Marketable securities and temporary investments

Under Canadian GAAP, no write-down to market value is required if an investment is considered by management to be held for the long-term, unless there has been an other-than-temporary decline in the value of that investment.  Under US SFAS 115, the investments held by the Company are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Stockholders’ Equity.

The following provides a reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2006	2005
Aggregate temporary investments and marketablesecurities under Canadian GAAP	$10,441,252	$6,116,875
Other Comprehensive Income under U.S. GAAP - 2004	918,502	918,502
Other Comprehensive Income under U.S. GAAP - 2005	78,875	78,875
Other Comprehensive Income under U.S. GAAP - 2006	-	-
Realized proceeds included in previous years’ Comprehensive Income under U.S. GAAP	(997,377)	(918,502)
Aggregate temporary investments and marketablesecurities under US GAAP	$10,441,252	$6,195,750

13.           SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2006:

(a)	On January 11, 2007, the Company granted stock options to employees for the purchase of up to 963,800 common shares at a price of $1.36 per share to January 11, 2010.

(b)	Subsequent to December 31, 2006, the Company issued 200,000 common shares for proceeds of $82,500 pursuant to the exercise of stock options.